Exhibit 99.3

AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Annual General Meeting of Shareholders (the AGM) of

AVG Technologies N.V. (the Company),

to be held on 11 June 2015 at 09:30 a.m. CET, at the Company’s office, Gatwickstraat 9,

1043 GL Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Shareholders Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Discussion of the Company’s financial statements for the financial year 2014, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

Said financial statements have been made available to the General Meeting on the Company’s website at the time notice of this meeting was given.

3.	Implementation of the remuneration policy in 2014

This agenda item provides, pursuant to Section 2:135(5a) of the Dutch Civil Code, for a discussion regarding the implementation in 2014 of the remuneration policy for the Management Board. The discussion takes place on the basis of the information referred to in Section 2:383c up to and including Section 2:383e of the Dutch Civil Code, as included in the Remuneration Report as published on the Company’s website and the explanatory notes to the financial statements included in the statutory annual report 2014, page 136 to page 140.

4.	Adoption of the Dutch statutory annual accounts for the financial year 2014 (Voting item)

It is proposed to adopt the Dutch statutory annual accounts for the financial year 2014.

5.	Discussion of the Company’s dividend policy and appropriation of the 2014 result

The Company currently intends to retain (future) earnings, if any, to finance the growth and development of its business and to provide additional liquidity. As a result, the Company currently has no intention to pay dividends or to make any other distributions to the holders of its ordinary shares, which includes no dividends in respect of the year ended 31 December 2014. The 2014 result amounts to USD 6,840,000. In line with the Company’s dividend policy and Article 29 of the Articles of Association, the Management Board, with the approval of the Supervisory Board, has allocated the 2014 result to the Company’s reserves.

6.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2014 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Management Board from liability for their duties insofar as the exercise of such duties is reflected in the 2014 financial statements or otherwise disclosed to the General Meeting.

7.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2014 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Supervisory Board from liability for their duties insofar as the exercise of such duties is reflected in the 2014 financial statements or otherwise disclosed to the General Meeting.

8.	Re-appointment of Mr. Haars as Supervisory Board member (Voting item)

The General Meeting is requested to re-appoint Mr. Haars as member of the Supervisory Board with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2019. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. Haars for re-appointment for his relevant knowledge and financial experience. Furthermore, his functioning for the last past years as member of the Supervisory Board and as Chairman of the Audit Committee has been fully satisfactory according to his fellow members of the Supervisory Board. The nomination of the re-appointment is therefore fully supported by the Supervisory Board. The particulars of Mr. Haars are attached hereto as Annex 1.

9.	Re-appointment of Mr. Meeks as Supervisory Board member (Voting item)

The General Meeting is requested to re-appoint Mr. Meeks as member of the Supervisory Board with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2019. In accordance with Article 20.2 of the Articles of Association of the Company, and taking into account the By-laws of the Supervisory Board including the Supervisory Board profile, the Supervisory Board nominated Mr. Meeks for re-appointment for his financial experience and his relevant knowledge of the IT and software market, and his wide business experience in that respect. Furthermore, his functioning for the last past years as member of the Supervisory Board has been fully satisfactory according to his fellow members of the Supervisory Board. The nomination of the re-appointment is therefore fully supported by the Supervisory Board. The particulars of Mr. Meeks are attached hereto as Annex 2.

10.	Designation of the Management Board as competent body to issue shares (Voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will be limited to a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to issue shares or to grant rights to subscribe for shares is subject to the approval of the Supervisory Board.

11.	Designation of the Management Board as competent body to limit or exclude pre-emptive rights (voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to limit or exclude pre-emptive rights of existing shareholders in respect of an issue of ordinary shares and a grant of rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will be limited to a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to limit or exclude pre-emptive rights is subject to the approval of the Supervisory Board.

12.	Authorization of the Management Board to repurchase shares (Voting item)

The General Meeting is requested to authorize the Management Board to resolve on the acquisition by the Company of its fully paid-up ordinary shares, for a maximum of 10% of the issued share capital through a purchase on the stock exchange or otherwise for a term of 18 months against a repurchase price between on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 banking days preceding the date the repurchase is effected or proposed. A resolution of the Management Board to repurchase ordinary shares is subject to the approval of the Supervisory Board.

13.	Questions

14.	Close

ANNEX 1

PARTICULARS OF MR. HAARS

•	Age: 63

•	Profession: -

•	Number of shares held in the capital of the Company: none

•	Positions held in the past (insofar relevant): member of the supervisory board of AFC Ajax N.V., chief financial officer of Corio N.V., chief financial officer of TNT N.V. and leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster N.V. and Thyssen Bornemisza Group, Inc.

•	Name of legal entities of which Mr Haars is an executive board member: Stichting Het National Ballet Fonds (national ballet foundation).

•	Name of legal entities of which Mr Haars is a non-executive board member: Delta Lloyd N.V., Rabobank Amsterdam, Kwast Wijnkopers B.V., WorldWise Marine Holding B.V., Offshore Ship Designers Ltd. and Anderstein.

ANNEX 2

PARTICULARS OF MR. MEEKS

•	Age: 42

•	Profession: managing director at TA Associates, L.P.

•	Number of shares held in the capital of the Company: none

•	Positions held in the past (insofar relevant): financial analyst in the Information Services Group at Robertson, Stephens & Co., LLC, director of eCircle Ltd, Fotolia LLC, GlobeOp Financial Services S.A., SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Monotype Imaging, Inc.

•	Name of legal entities of which Mr Meeks is an executive board member: TA Associates, L.P., Amann Girrbach AG, Bigpoint GmbH, Flashtalking and Radialpoint, Inc.